UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                     April                              , 2002
                --------------------------------------------------------


                          Knightsbridge Tankers Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F        X      Form 40-F
                            -------------          ---------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No        X
                            -------------          ---------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -----------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated April 15, 2002, relating to the declaration of a cash distribution in the amount of $0.45 per share.


Item 2. ADDITIONAL INFORMATION

Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.

Exhibit 1



FOR IMMEDIATE RELEASE



                          KNIGHTSBRIDGE TANKERS LIMITED
                                    announces
                                Cash Distribution

Hamilton, Bermuda, April 15, 2002: Knightsbridge Tankers Limited ("Knightsbridge") announced that its Board of Directors has declared a cash distribution, in the amount of US$0.45 per common share. The cash distribution will be payable on or about May 8, 2002, to shareholders of record as of April 25, 2002. The declaration of the cash distribution follows the calculation by Knightsbridge of the payment of charterhire due from Shell International Petroleum Company Limited ("Shell International"), a member of the Royal Dutch/Shell Group of Companies, for the period from January 1, 2002 to March 31, 2002. Shell International bareboat charters five double hull very large crude carriers (VLCCs) from Knightsbridge on a "hell and high water" basis for a minimum seven year term, with an option for Shell International to extend the period for each VLCC for an additional seven year term, to a maximum of 14 years per VLCC. The charter hire payable by Shell International is the greater of a guaranteed minimum rate or a spot market related rate. The spot market related rate did not exceed the guaranteed minimum rate in the first quarter of 2002, and the charterhire paid by Shell International to Knightsbridge on April 15, 2002 is the minimum rate.


Knightsbridge's Common Shares trade on the Nasdaq National Market under the symbol "VLCCF".

Summary of Cash Distribution:

Amount:       $0.45 per common share

Ex-Div Date:  April 23, 2002
Record Date:  April 25, 2002
Payment Date: May 8, 2002


Contact:    Knightsbridge Tankers Limited   Ola Lorentzon (Oslo, Norway)
            Investor Relations              47 23 11 40 00

                                            Kate Blankenship (Hamilton, Bermuda)
                                            1 (441) 295-0182

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          Knightsbridge Tankers Limited
                                    ------------------------------------------
                                                  (Registrant)




Date      April 19, 2002        By              /s/ Kate Blankenship
    ----------------------        ---------------------------------------------
                                               Kate Blankenship
                                                    Secretary




01655.0002 #319303